Exhibit 21

ARBITRON INC.

SUBSIDIARIES

State or Other
Subsidiaries and Their Affiliates:	Jurisdiction of Incorporation
Arbitron Holdings Inc.	Delaware
CSW Research Limited (1)	United Kingdom
Euro Fieldwork Limited (2)	United Kingdom
Ceridian Infotech (India) Private Limited	India
Audience Research Bureau S.A. de C.V.	Mexico

(1)	CSW Research Limited is a subsidiary of Arbitron Holdings, Inc.

(2)	Euro Fieldwork Limited is a subsidiary of CSW Research Limited.